Table of Contents

United States Securities And Exchange Commission
Washington, D.C. 20549

FORM 1-SA
[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A or [_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2020

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

250 W. First St., Suite 256, Claremont, CA, 91711

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

TABLE OF CONTENTS

MY RACEHORSE CA LLC

Use of Terms

Except as otherwise indicated by the context and for the purposes of this Semi-Annual Report only, references in this Semi-Annual Report to “we,” “us,” “our”, “MRH”, “our company”, or the “Company” refer to My Racehorse CA LLC, a Nevada series limited liability company.

Special Note Regarding Forward Looking Statements

Certain information contained in this Semi-Annual Report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager, each Series of the Company and the MyRacehorse™ Platform (defined below), future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words like “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, but the absence of these words does not mean that a statement is not forward-looking. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Offering Statement on Form 1-A (the “Offering Statement”; file no. 024-10896) filed with the Securities and Exchange Commission (the “Commission”) on September 10, 2018, and qualified by the Commission on February 22, 2019, as amended and supplemented by post-qualification amendments to date, and matters described in this Semi-Annual Report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Semi-Annual Report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements, and should not make an investment decision based solely on these forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Although the forward-looking statements in this Semi-Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them. The projections, estimates and expectations are presented in this Semi-Annual Report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the Company cannot guarantee future results, and the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You are urged to carefully review and consider the various disclosures made by us in this Semi-Annual Report, in the Offering Statement (and as amended and supplemented by post-qualification amendments to date) and in our other reports as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

2

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company was formed in the State of Nevada as a series limited liability company on December 27, 2016. Since our inception, we have been engaged primarily in acquiring a collection of racehorses (each, an “Underlying Asset”), with loans from officers of the Manager, and developing the financial, offering and other materials to begin fundraising. The Company, through individual series of ownership in a particular racehorse (all of the series of the Company offered in such racehorse(s) may collectively be referred to herein as the “Series”, and each, individually, as a “Series”; The interests of all Series in such racehorse(s) may collectively be referred to herein as the “Interests”, and each, individually, as an “Interest”), intends to purchase interests in thoroughbred horses, quarter horses, and Standardbred horses. By doing so, the Company’s goal is to democratize the ownership of such racehorses, and allow fans to experience the thrill, perks and benefits of racehorse ownership at a fraction of the historical cost. This includes everything from the behind the scenes engagements with the racehorse, the jockey and trainers as well as exclusive on-track experiences, and a portion of financial gains that the ownership in such racehorse creates such as if its breeding rights are sold, if it wins a “purse” at a racing event, if marketing or sponsorship ads are sold, or if it is claimed or sold at auction.

We are managed by Experiential Squared, Inc. (“Experiential” or the “Manager”), a Delaware corporation incorporated in 2016. Experiential owns and operates a mobile app-based crowd-funding platform called MyRacehorse™ (the MyRacehorse™ platform and any successor platform used by the Company for the offer and sale of series interests, the “MyRacehorse™ Platform”), which is licensed to the Company pursuant to the terms of that certain Management Services Agreement (the “Management Agreement”), through which investors may indirectly invest, through series of the Company’s interests, in fractional racehorse ownership interests that have been historically difficult to access for many market participants. Through the use of the MyRacehorse™ Platform, investors can browse and screen racehorses, make potential investments in such racehorses, and sign legal documents electronically. It is the intent of the Company and its Manager to maintain control and input into the initial due diligence and subsequent training, maintenance and upkeep of the racehorses.

We completed initial offerings of Interests as set forth in the table below under “Operating Results” and are in the process of launching subsequent offerings for other series. The information contained in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is in relation to the Company as a whole, which is made up of a number of separate series and Underlying Assets. The purchase of membership interests in a Series of the Company is an investment only in such Series and not an investment in the Company as a whole or any other Series.

As of June 30, 2020, officers of the Manager have loaned the Company a total of $1,968,706 (excluding accrued interest) in connection with the acquisition of these Underlying Assets. See Note 4 – Advances from Manager, and Note 6 - Related Party Transactions of the Notes to the Financial Statements for more information regarding the loans/advances from officers of the Manager or the Manager.

There is limited historical financial information about us upon which to base an evaluation of our performance. We are an emerging growth business with limited operating history, and we are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business, and our planned principal operations have only recently commenced. We cannot guarantee that we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns, such as increases in marketing costs, increases in administration expenditures associated with daily operations, increases in accounting and audit fees, and increases in legal fees related to filings and regulatory compliance.

3

Operating Results

As of June 30, 2020, the following Series and related race horses have been created and are being offered pursuant to either (i) our California intrastate offering permit, (ii) Rule 506(c) of Regulation D, or (iii) the Offering Statement:

Name of Horse	Interests Offered (1)	Interests Sold (1)	Interests Remaining (1)	Asset Cost/Interest (2)	Operating Expense Reserve/Interest (2)	Due Diligence Fee/Interest (2)	Owed to Series (3)	Owed to Experiential (4)	Paid to Experiential (5)	Price Per Interest (6)	$ Sold (7)	$ Offered (7)	$ Remaining (7)
Amandrea	550	508	42	$210	$40	$45	$1,680	$8,820	$22,860	$295	$149,860	$162,250	$12,390
Amers	75	75	0	$82	$37	$21	$0	$0	$1,575	$140	$10,500	$10,500	$0
Annahilate	450	447	3	$165	$90	$45	$270	$495	$20,115	$300	$134,100	$135,000	$900
Authentic	12500	3804	8696	$152	$24	$30	$208,704	$1,321,792	$114,120	$206	$783,624	$2,575,000	$1,791,376
Bella Chica	100	30	70	$250	$66	$64	$4,620	$17,500	$1,920	$380	$11,400	$38,000	$26,600
Big Mel	6000	6000	0	$89	$14	$18	$0	$0	$108,000	$121	$726,000	$726,000	$0
Bullion	25	25	0	$240	$0	$230	$0	$0	$5,750	$470	$11,750	$11,750	$0
Cairo Kiss	80	80	0	$348	$124	$83	$0	$0	$6,660	$555	$44,400	$44,400	$0
Carpe Vinum	600	600	0	$200	$72	$48	$0	$0	$28,800	$320	$192,000	$192,000	$0
Daddy’s Joy	600	599	1	$80	$73	$27	$73	$80	$16,173	$180	$107,820	$108,000	$180
Dancing Destroyer	250	250	0	$72	$47	$21	$0	$0	$5,250	$140	$35,000	$35,000	$0
Deep Cover	800	800	0	$100	$87	$33	$0	$0	$26,400	$220	$176,000	$176,000	$0
Filly Four (Moonlight d’Oro; Joyful Addiction; LadyValentine; Shared Empire)	8000	6781	1219	$105	$48	$27	$58,512	$127,995	$183,087	$180	$1,220,580	$1,440,000	$219,420
Lane Way	6000	6000	0	$61	$16	$14	$0	$0	$81,000	$90	$540,000	$540,000	$0
Lazy Daisy	1250	1249	1	$90	$7	$18	$7	$90	$22,482	$115	$143,635	$143,750	$115
American Heiress	5100	5092	8	$72	$13	$15	$104	$576	$76,380	$100	$509,200	$510,000	$800
Kiana’s Love	200	200	0	$55	$47	$18	$0	$0	$3,600	$120	$24,000	$24,000	$0
Kichiro	200	129	71	$81	$29	$20	$2,059	$5,751	$2,580	$130	$16,770	$26,000	$9,230
Madarnas	50	50	0	$204	$93	$53	$0	$0	$2,650	$350	$17,500	$9,294	$0
Major Implications	20	20	0	$128	$67	$35	$0	$0	$700	$230	$4,600	$4,600	$0
Miss Puzzle	125	125	0	$112	$100	$38	$0	$0	$4,750	$250	$31,250	$31,250	$0
Mo Mischief	5100	5094	6	$50	$14	$11	$84	$300	$56,034	$75	$382,050	$382,500	$450
Moonless Sky	200	200	0	$60	$34	$17	$0	$0	$3,300	$110	$22,000	$22,000	$0
Night of Idiots	80	80	0	$112	$100	$38	$0	$0	$3,040	$250	$20,000	$20,000	$0
Nileist	45	45	0	$260	$190	$80	$0	$0	$3,600	$530	$23,850	$23,850	$0
Noble of Goddess	300	300	0	$62	$31	$17	$0	$0	$5,100	$110	$33,000	$33,000	$0
New York Claiming Package (Augusta Moon; Hizaam)	510	510	0	$72	$54	$14	$0	$0	$7,140	$140	$71,400	$71,400	$0
Ocean Magic 18	510	0	510	$31	$71	$18	$36,210	$15,810	$0	$120	$0	$61,200	$61,200
Popular Demand	1020	1018	2	$145	$63	$36	$126	$290	$36,648	$244	$248,392	$248,880	$488
Power Up Paynter	600	600	0	$100	$61	$29	$0	$0	$17,400	$190	$114,000	$114,000	$0

4

Name of Horse	Interests Offered (1)	Interests Sold (1)	Interests Remaining (1)	Asset Cost/Interest (2)	Operating Expense Reserve/Interest (2)	Due Diligence Fee/Interest (2)	Owed to Series (3)	Owed to Experiential (4)	Paid to Experiential (5)	Price Per Interest (6)	$ Sold (7)	$ Offered (7)	$ Remaining (7)
Sauce on Side	125	125	0	$130	$74	$36	$0	$0	$4,500	$240	$30,000	$30,000	$0
Shake It Up Baby	250	250	0	$44	$67	$20	$0	$0	$4,875	$130	$32,500	$32,500	$0
Sigesmund	200	61	139	$50	$35	$15	$4,865	$6,950	$915	$100	$6,100	$20,000	$13,900
Soul Beam	65	65	0	$355	$164	$92	$0	$0	$5,948	$610	$39,650	$39,650	$0
Squared Straight	150	150	0	$153	$76	$41	$0	$0	$6,150	$270	$40,500	$40,500	$0
Street Band	50	50	0	$918	$127	$185	$0	$0	$9,250	$1,230	$61,500	$61,500	$0
Storm Shooter	2000	1998	2	$90	$48	$24	$96	$180	$47,952	$162	$323,676	$324,000	$324
Solar Strike	6000	5999	1	$41	$14	$10	$14	$41	$59,990	$65	$389,935	$390,000	$65
Swiss Minister	50	50	0	$150	$88	$42	$0	$0	$2,100	$280	$14,000	$14,000	$0
Takeo Squared	100	100	0	$153	$76	$41	$0	$0	$4,100	$270	$27,000	$27,000	$0
Tavasco Road	80	80	0	$128	$67	$35	$0	$0	$2,800	$230	$18,400	$18,400	$0
Thirteen Stripes	1000	0	1000	$100	$95	$34	$95,000	$100,000	$0	$229	$0	$229,000	$229,000
Tizamagician	600	600	0	$185	$87	$48	$0	$0	$28,800	$320	$192,000	$192,000	$0
Two Trial Sioux 17K	1	1	0	$24,750	$4,970	$0	$0	$0	$0	$29,720	$29,720	$29,720	$0
Utalknboutpractice	100	95	5	$165	$90	$45	$450	$825	$4,275	$300	$28,500	$30,000	$1,500
Vertical Threat	600	598	2	$100	$79	$32	$157	$200	$18,837	$210	$125,580	$126,000	$420
Wayne O	6000	6000	0	$75	$6	$14	$0	$0	$84,000	$95	$570,000	$570,000	$0
Zestful	100	100	0	$194	$78	$48	$0	$0	$4,800	$320	$32,000	$32,000	$0
Totals	68811	57033	11778				$413,031	$1,607,695	$1,156,406		$7,765,742	$10,125,894	$2,368,358

*	Denotes offering commenced after June 30, 2020.

(1)	Denotes total membership interests offered, sold to date and remaining to be sold in each series.

(2)	Denotes the “Cash Portion of the Asset Cost”, “Cash Reserves for Operating Expenses”, and “Due Diligence Fee” per membership interest sold.

(3)	Denotes the amount of cash held in reserve attributable to such series after deduction of “Due Diligence Fee.”

(4)	Denotes the amount owed the Manager for any loans extended on behalf of a series.

(5)	Denotes the amount of “Due Diligence Fee” or other “Management Fee” paid to Manager.

(6)	Price per membership interest of each series.

(7)	Denotes total dollar amount offered, sold to date and remaining to be sold in each series.

5

Revenues

Revenues are generated at the Series level. During the six-month periods ended June 30, 2020, and June 30, 2019, the Company generated $178,786 and $43,196 in revenues, respectively. The increase in revenue is attributed to certain Series’ Underlying Asset winning horse race purse winnings. Some of the Company’s horses (as more particularly described in the Offering Statement under the “Use of Proceeds” section for each Underlying Asset) have begun racing, and thus, may begin to generate revenue.

During the six-month periods ended June 30, 2020, and June 30, 2019, the Company incurred costs of revenue – horse expenses of $486,071 and $162,532, respectively. The increase in costs of revenue – horse expenses is attributed to the Company’s investment in new, additional Underlying Assets that are related to veterinary costs, transportation, jockey fees, etc. as directly related to the revenue-driving activities of such series of horses.

The revenues generated, and costs of revenue incurred, on a series-by-series basis as of June 30, 2020, and June 30, 2019 are as follows:

	Revenues				Cost of Revenues
Underlying Asset (Horse Name)	30-June-20		30-June-19		30-June-20		30-June-19
Amandrea		$14,298	$			$(20,706)	$
Amers	$			$594	$			$(1,614)
Annahilate (f.k.a. Two Trail Sioux 17)	$			$–		$(12,308)		$(1,699)
Authentic	$		$			$(5,062)	$
Bella Chica		$5,820		$–		$(6,693)		$(8,400)
Big Mel		$6,600	$			$(19,967)	$
Bullion	$			$0		$0		$0
Cairo Kiss	$			$920		$(2,713)		$(8,017)
Carpe Vinum (f.k.a. Martita Sangrita 17)		$7,193		$0		$(19,572)		$(10,139)
Daddy’s Joy	$			$–		$(8,667)		$(8,581)
Dancing Destroyer (f.k.a. De Mystique ’17)		$10,280		$–		$(4,723)		$(4,169)
Deep Cover	$		$			$(12,464)	$
Moonlight d’Oro, Joyful Addiction, Lady Valentine, and Shared Empire of The Filly Four	$		$			$(93,729)	$
American Heiress (f.k.a. Keertana 18)	$		$			$(15,233)	$
Kiana’s Love		$4,175		$7,870		$(5,911)		$(6,886)
Kichiro	$			$0		$(2,888)		$(2,075)
Lazy Daisy		$209	$			$(8,129)	$
LaneWay		$17,916	$			$(41,913)	$
Madarnas	$			$0		$0		$0
Major Implications	$			$2,714		$0		$(1,197)
Miss Puzzle	$			$–		$(6,337)		$–
MoMischief	$		$			$(24,594)	$
Moonless Sky		$2,228		$1,115		$(689)		$(4,691)
Night of Idiots		$3,960		$0		$(6,141)		$(6,582)
Nileist	$			$1,248		$0		$(13,325)
Noble of Goddess	$			$339		$(2,015)		$(9,478)

6

Augusta Moon and Hizaam of NY Claiming Package		$15,106	$			$(5,132)	$
Ocean Magic 18 (f.k.a. Palace Foal)	$			$–		$0		$(3,857)
Popular Demand	$		$			$(11,960)	$
Power Up Paynter		$33,474	$			$(23,041)		$(2,681)
Sauce on Side	$			$6,023		$0		$(8,654)
Shake It Up Baby		$325		$–		$(3,988)		$(4,146)
Sigesmund		$458		$–		$(4,539)		$(3,909)
Soul Beam	$			$8,138		$0		$(18,011)
Squared Straight		$2,516		$–		$(10,546)		$(4,033)
Street Band		$4,008		$625		$(2,783)		$(4,097)
Storm Shooter	$		$			$(15,910)	$
Solar Strike (f.k.a. Sunny 18)	$		$			$(19,467)	$
Swiss Minister	$			$2,639		$0		$(4,224)
Takeo Squared	$			$4,684		$0		$(1,558)
Tavasco Road	$			$1,695		$0		$(3,574)
Thirteen Stripes	$		$			$(3,084)	$
Tizamagician		$25,420		$–		$(26,052)		$(2,563)
Two Trial Sioux 17K	$			$–		$(7,893)		$(566)
Utalknboutpractice		$10,100		$–		$(6,363)		$(3,601)
Vertical Threat		$14,700		$–		$(16,927)		$(8,573)
Wayne O	$		$			$(7,932)	$
Zestful	$			$4,591	$			$(1,630)
		$178,786		$43,196		$(486,071)		$(162,532)

Operating Expenses

Since its formation in December 2016, the Company’s efforts have been focused on the development of the offering and marketing for fundraising. The Company commenced its planned principal operations in 2018. During the six-month periods ended June 30, 2020, and June 30, 2019, the Company incurred $1,513,620 and $197,624, respectively, an increase of $1,333,996 related to general and administrative fees, management fees, depreciation, and loss on horse retirement. The increase was primarily driven by increased costs from the Company’s investment in new Underlying Assets.

Operating Expenses for the Company including all of the Series for the six-month periods ended June 30, 2020, and June 30, 2019, are as follows:

Total Operating Expense
	30-Jun-20	30-Jun-19	Difference
General and Administrative	$48,043	$30,682	$17,361
Management Fees	$663,536	$45,623	$617,913
Depreciation	$781,537	$70,442	$711,095
Loss on Horse Retirement	$38,503	$50,877	$-12,374
Total:	$1,531,620	$197,624	$1,333,996

7

Operating Expenses - Overview

During the six-month periods ended June 30, 2020, and June 30, 2019, at the close of the respective offerings for the Series listed in the table below, each individual Series became responsible for operating expenses. All operating expenses are incurred on the books by the Series. The operating expenses for each Series are as follows:

Operating Expenses
Series-Series Name	Underlying Asset (Horse Name)	30-Jun-20		30-Jun-19
Series Amandrea	Amandrea	$(24,415)		$0
Series Amers	Amers	$0		$(1,000)
Series Two Trail Sioux 17	Annihilate	$(20,490)		$(7,230)
Series Authentic	Authentic	$(150,723)	$
Series Bella Chica	Bella Chica	$(4,354)		$(8,687)
Series Big Mel	Big Mel	$(130,443)	$
Series Bullion	Bullion	$333		$(1,250)
Series Cairo Kiss	Cairo Kiss	$(4,633)		$(4,633)
Series Martita Sangrita 17	Carpe Vinum	$(23,511)		$(9,419)
Series Daddy’s Joy	Daddy’s Joy	$(9,499)		$(4,167)
Series De Mystique ‘17	Dancing Destroyer	$(16,585)		$(4,661)
Series Deep Cover	Deep Cover	$(36,570)	$
Series The Filly Four	(i) Moonlight d’Oro, (ii) Joyful Addiction, (iii) LadyValentine, and (iv) Shared Empire	$(421,436)	$
Series Keertana 18	American Heiress	$(97,450)	$
Series Kiana’s Love	Kiana’s Love	$(3,267)		$(7,520)
Series Kichiro	Kichiro	$(4,083)		$(4,821)
Series Lane Way	Lane Way	$(140,290)	$
Series Lazy Daisy	Lazy Daisy	$(18,753)	$
Series Madarnas	Madarnas	$0	$
Series Major Implications	Major Implications	$0		$(2,361)
Series Miss Puzzle	Miss Puzzle	$(3,728)		$(8,248)
Series Mo Mischief	Mo Mischief	$(82,983)	$
Series Moonless Sky	Moonless Sky	$2,942		$(2,750)
Series Night of Idiots	Night of Idiots	$2,929		$(1,959)
Series Nileist	Nileist	$0		$(4,263)
Series Noble of Goddess	Noble of Goddess	$(3,000)		$(5,689)
Series New York Claiming Package	(i) Augusta Moon; and (ii) Hizaam	$(24,491)	$
Series Palace Foal	Ocean Magic 18	$(1,301)		$(3,902)

8

Series Popular Demand	Popular Demand		$(47,598)	$
Series Power Up Paynter	Power Up Paynter		$(14,847)		$(1,500)
Series Sauce on Side	Sauce on Side		$0		$(13,584)
Series Shake It Up Baby	Shake It Up Baby		$2,180		$(2,250)
Series Sigesmund	Sigesmund		$(3,167)		$(1,792)
Series Soul Beam	Soul Beam		$0		$(3,846)
Series Squared Straight	Squared Straight		$(3,750)		$(3,750)
Series Street Band	Street Band		$(9,056)		$(11,420)
Series Storm Shooter	Storm Shooter		$(56,619)	$
Series Sunny 18	Solar Strike		$(58,165)	$
Series Swiss Minister	Swiss Minister		$0		$(2,340)
Series Takeo Squared	Takeo Squared		$0		$(12,917)
Series Tavasco Road	Tavasco Road		$0		$(9,533)
Series Thirteen Stripes	Thirteen Stripes		$(6,865)	$
Series Tizamagician	Tizamagician		$(24,299)		$(20,829)
Series Two Trial Sioux 17K	Two Trial Sioux 17K		$(3,668)		$(1,750)
Series Utalknboutpractice	Utalknboutpractice		$(1,995)		$(4,650)
Series Vertical Threat	Vertical Threat		$(12,970)		$(6,913)
Series Wayne O	Wayne O		$(75,000)	$
Series Zestful	Zestful	$			$(17,465)
Cost Related To Company		$			$(525)
Total:			$(1,531,620)		$(197,624)

Operating Expenses – General and Administrative

For the six-months period ended June 30, 2020, and June 30, 2019, the Company incurred general and administrative fees of $48,043 and $30,682, respectively, an increase of $17,361. This is due to an increase in the minimum annual General and Administrative expense that is incurred by each Series. In addition, many of the horses that incurred expenses in the prior period incurred their year two fee in the current period. The minimum expense for the current period is $1,500 and increases based on the size of the overall offering. These larger offerings contributed to an overall increase in the general and administrative expense for the Company for the period ending June 30, 2020 relative to the prior period.

The general and administrative fees incurred on a series-by-series basis as of June 30, 2020, and June 30, 2019 are as follows:

		General and Administrative Fees
Underlying Asset (Horse Name )		30-Jun-20		30-Jun-19
Amandrea	$		$
Amers	$		$
Annihilate (f.k.a. Two Trail Sioux 17)		$1,500		$3,105
Authentic		$10,000	$
Bella Chica		$188		$2,600
Big Mel	$		$
Bullion		$(1,213)		$250
Cairo Kiss	$		$
Carpe Vinum (f.k.a. Martita Sangrita 17)		$1,500		$1,601
Daddy’s Joy		$1,500		$1,501

9

Dancing Destroyer (f.k.a. De Mystique ’17)		$125		$2,225
Deep Cover		$2,500	$
Moonlight d’Oro, Joyful Addiction, Lady Valentine, and Shared Empire of The Filly Four	$		$
American Heiress (f.k.a. Keertana 18)	$		$
Kiana’s Love		$1,500		$2,153
Kichiro		$1,500		$1,810
Lazy Daisy	$		$
Lane Way		$3,000	$
Madarnas	$		$
Major Implications	$		$
Miss Puzzle		$1,500		$1,954
Mo Mischief		$2,500	$
Moonless Sky	$			$250
Night of Idiots	$			$160
Nileist	$			$1,993
Noble of Goddess	$			$360
Augusta Moon and Hizaam of NY Claiming Package		$643	$
Ocean Magic 18 (f.k.a. Palace Foal)	$		$
Popular Demand		$5,000	$
Power Up Paynter		$1,500		$1,500
Sauce on Side	$			$250
Shake It Up Baby	$			$1,500
Sigesmund		$1,500		$126
Soul Beam	$		$
Squared Straight	$			$0
Street Band		$1,500		$920
Storm Shooter		$5,000	$
Solar Strike (f.k.a. Sunny 18)	$		$
Swiss Minister	$			$124
Takeo Squared	$			$(277)
Tavasco Road	$			$1,512
Thirteen Stripes		$5,000	$
Tizamagician		$1,500		$1,560
Two Trial Sioux 17K		$(1,200)		$375
Utalknboutpractice	$		$
Vertical Threat		$1,500		$1,501
Wayne O	$		$
Zestful	$			$1,104
Company	$			$525
		$48,043		$30,682

Operating Expenses – Management Fee

For the six-months period ended June 30, 2020, and June 30, 2019, the Company incurred Management Fee expenses of $663,536 and $45,623, respectively, an increase of $617,913. The increase is due primarily to the value of the overall offerings during the current period relative to the prior period. In addition, higher race earnings during the current period contributed to the increase from the prior period.

10

The Management Fee expenses on a series-by-series basis as of June 30, 2020, and June 30, 2019 are as follows:

		Management Fee
Underlying Asset (Horse Name)		30-Jun-20		30-Jun-19
Amandrea		$5,165	$
Amers	$		$
Annihilate		$6,615	$
Authentic		$114,120	$
Bella Chica		$0		$1,920
Big Mel		$50,646	$
Bullion		$(1,788)	$
Cairo Kiss	$		$
Carpe Vinum		$719		$1,152
Daddy’s Joy	$		$
Dancing Destroyer		$1,028		$1,533
Deep Cover		$26,400	$
Filly Four		$165,861	$
Keertana 18		$36,675	$
Kiana’s Love	$			$3,600
Kichiro	$			$2,580
Lane Way		$3	$
Lazy Daisy		$82,792	$
Madarnas	$		$
Major Implications	$		$
Miss Puzzle	$			$4,066
Mo Mischief		$56,034	$
Moonless Sky	$		$
Night of Idiots		$684		$342
Nileist	$			$320
Noble of Goddess	$			$2,329
NYC Claiming Package		$1,511	$
Popular Demand	$		$
Ocean Magic 18		$36,648	$
Power Up Paynter		$3,347	$
Sauce on Side	$		$
Shake It Up Baby		$403	$
Sigesmund	$		$
Soul Beam	$		$
Squared Straight	$		$
Storm Shooter		$56	$
Street Band		$47,952		$9,250
Sunny 18		$23,910	$
Swiss Minister	$			$966
Takeo Squared	$		$
Tavasco Road	$			$315
Thirteen Stripes	$		$
Tizamagician		$2,542		$12,516
Two Trial Sioux 17K		$743	$
Utalknboutpractice	$			$2,655
Vertical Threat		$1,470		$2,079
Wayne O	$		$
Zestful	$		$
Total		$663,536		$45,623

11

Operating Expenses – Depreciation

For the six-months period ended June 30, 2020, and June 30, 2019, the depreciation was $781,537 and $70,442, respectively, an increase of $711,095. The increase is due to both the quantity and the value of the overall assets increased from the period ending June 30, 2020. This is primarily attributed to the Company acquiring higher valued horses in the current period than in the previous period. The method of calculating depreciation remained unchanged during the current period.

The depreciation on a series-by-series basis as of June 30, 2020, and June 30, 2019 are as follows:

	Depreciation
Underlying Asset (Horse Name)		30-Jun-20		30-Jun-19
Amandrea		$19,250	$
Amers	$			$1,000
Annihilate (f.k.a. Two Trail Sioux 17)		$12,375		$4,125
Authentic		$26,603		$0
Bella Chica		$4,167		$4,167
Big Mel		$79,797	$
Bullion		$241		$1,000
Cairo Kiss		$4,633		$4,633
Carpe Vinum (f.k.a. Martita Sangrita 17)		$21,292		$6,667
Daddy’s Joy		$7,999		$2,666
Dancing Destroyer (f.k.a. De Mystique ’17)		$5,191		$903
Deep Cover		$7,670	$
Moonlight d’Oro, Joyful Addiction, Lady Valentine, and Shared Empire of The Filly Four		$255,575	$
American Heiress (f.k.a. Keertana 18)		$60,775	$
Kiana’s Love		$1,767		$1,767
Kichiro		$2,583		$431
Lazy Daisy		$18,750	$
Lane Way		$54,499	$
Madarnas	$		$
Major Implications	$			$0
Miss Puzzle		$2,228		$2,228
Mo Mischief		$24,449	$
Moonless Sky		$269		$2,500
Night of Idiots		$931		$1,457
Nileist	$			$1,950
Noble of Goddess		$3,000		$3,000
Augusta Moon and Hizaam of NY Claiming Package		$(14,055)	$
Ocean Magic 18 (f.k.a. Palace Foal)		$1,301		$3,902
Popular Demand		$5,950	$
Power Up Paynter		$10,000	$
Sauce on Side	$			$1,801
Shake It Up Baby		$217		$750

12

Sigesmund		$1,667		$1,667
Soul Beam		$0		$3,846
Squared Straight		$3,750		$3,750
Street Band		$7,500		$1,250
Storm Shooter		$3,667	$
Solar Strike (f.k.a. Sunny 18)		$34,255	$
Swiss Minister	$			$1,250
Takeo Squared	$		$
Tavasco Road	$			$278
Thirteen Stripes		$1,865	$
Tizamagician		$20,258		$6,753
Two Trial Sioux 17K		$4,125		$1,375
Utalknboutpractice		$1,995		$1,995
Vertical Threat		$10,000		$3,333
Wayne O		$75,000	$
Zestful	$		$
		$781,537		$70,442

Operating Expenses – Loss on Horse Retirement

For the six-months period ended June 30, 2020, and June 30, 2019, the loss on horse retirement was $38,503 and $50,877, respectively, a decrease of $12,374. The decrease is due to the timing and the change in remaining net asset value at the close out of the respective Series in the given period.

The loss on horse retirement on a series-by-series basis as of June 30, 2020, and June 30, 2019 are as follows:

Loss on Horse
Underlying Asset (Horse Name)		30-Jun-20		30-Jun-19
Amandrea	$		$
Amers	$		$
Annihilate (f.k.a. Two Trail Sioux 17)	$		$
Authentic	$		$
Bella Chica	$		$
Big Mel	$		$
Bullion		$2,425.29	$
Cairo Kiss	$		$
Carpe Vinum (f.k.a. Martita Sangrita 17)	$		$
Daddy’s Joy	$		$
Dancing Destroyer (f.k.a. De Mystique ’17)		$10,240.83	$
Deep Cover	$		$
Moonlight d’Oro, Joyful Addiction, Lady Valentine, and Shared Empire of The Filly Four	$		$
American Heiress (f.k.a. Keertana 18)	$		$
Kiana’s Love	$		$
Kichiro	$		$
Lazy Daisy	$		$
Lane Way	$		$

13

Madarnas	$		$
Major Implications	$			$2,361.11
Miss Puzzle	$		$
Mo Mischief	$		$
Moonless Sky		$(3,210.76)	$
Night of Idiots		$(4,543.54)	$
Nileist	$		$
Noble of Goddess	$		$
Augusta Moon and Hizaam of NY Claiming Package		$36,391.84	$
Ocean Magic 18 (f.k.a. Palace Foal)	$		$
Popular Demand	$		$
Power Up Paynter	$		$
Sauce on Side	$			$11,532.26
Shake It Up Baby		$(2,800.26)	$
Sigesmund	$		$
Soul Beam	$		$
Squared Straight	$		$
Street Band	$		$
Storm Shooter	$		$
Solar Strike (f.k.a. Sunny 18)	$		$
Swiss Minister	$		$
Takeo Squared	$			$12,916.66
Tavasco Road	$			$7,706.03
Thirteen Stripes	$		$
Tizamagician	$		$
Two Trial Sioux 17K	$		$
Utalknboutpractice	$		$
Vertical Threat	$		$
Wayne O	$		$
Zestful	$			$16,361.11
		$38,503		$50,877

As a result, the Company’s aggregate net loss across all series for the six-month periods ended June 30, 2020, and June 30, 2019 was $1,873,859 and $317,145, respectively.

Liquidity and Capital Resources

During the six-month periods ended June 30, 2020, and June 30, 2019, the Company has relied on advances from founders, raising capital to fund its operations and the issuance of securities under Regulation A offerings, as well as under an intrastate permit and Regulation D offering as sources of capital. The funds raised supported the repayment of manager’s loans (advanced to obtain Underlying Assets), accrue management fees and set aside cash held by the manager as horse reserve accounts to cover certain horse expenses. Additionally, the Company acquired one Underlying Asset through a loan from a strategic vendor partner.

14

Of the horses that were part of an offering as of June 30, 2020 that have not yet started racing and thus potential revenue-generating activities, the Company anticipates they will begin racing as follows:

Name of Series	Target for Revenue Generation
Annahilate	20-Aug
Deep Cover	21-April
Keertana 18	21-April
Miss Puzzle	20-Dec
Popular Demand	21-Feb
Storm Shooter	20-Sept
Sunny 18	21-March
Thirteen Stripes	20-Dec

The Company anticipates such horses will begin racing and, thus, potentially generating revenue as early as the above dates, which should allow such Series to maintain an ongoing reserve for Operating Expenses without the need to raise additional capital. Should such Underlying Asset need more time than anticipated in training or fails to generate sufficient revenues as expected, the Manager may loan the Series money from time-to-time to cover its Operating Expenses. The Company has purchased insurance for such Underlying Assets.

The Company (if viewed as if it were a separate and distinct entity apart from its Series) will not have much, if any, need for cash reserves and, instead, each Series will have liquidity needs that are built into Operating Expense reserves and covered by future revenue-generating activities. Specifically, it is the intent of the Company to reserve Operating Expenses, including Upkeep Fees, at the outset of an offering sufficient to maintain the Underlying Asset without the need to raise additional capital for such Series. The Company intends to rely on revenue generated from such Underlying Asset to provide ongoing working capital needed to fund the Operating Expenses of each such Series thereafter. Further, in the event that a Series is not fully subscribed, or needs additional funding beyond the Operating Expense reserves, (i) the Manager and/or its affiliates may exercise their right to purchase interests in the Series on the same terms and conditions as the investors, (ii) if such Underlying Asset was originally acquired by the Company or an affiliate pursuant to a Profit Participation Convertible Promissory Note or similar instrument, such party may exercise its conversion rights, and/or (iii) the Series may obtain a loan from the Manager, affiliates or third parties to obtain sufficient working capital to operate the underlying asset.

Since inception, the Company has relied on advances from founders and raising capital to fund its operations. As of June 30, 2020, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations, including those of its Series with funding from a Regulation A offering campaign, loans from its manager and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. The financial statements and related notes thereto included in this Semi-Annual Report do not include any adjustments that might result from these uncertainties.

Horse Reserve Funds

During the six-month periods ended June 30, 2020, and June 30, 2019, the Company had a total of $513,329 and $216,247, respectively, in reserve funds held by the Manager for each series of an Underlying Asset as outlined below.

15

As of June 30, 2020, the Company’s positions of borrowings and amounts owed to it by the Manager are as follows:

Series-Series Name	Underlying Asset (Horse Name)	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)		Net amount owed to/(by) Series	Horse Reserves to Last Through
Series Amandrea	Amandrea	$(3,285)		$(10,500)	$(13,785)	12/31/2020
Series Amers	Amers	$0	$		$0	12/31/2020
Series Two Trail Sioux 17	Annihilate	$4,548		$(765)	$3,783	12/31/2020
Series Authentic	Authentic	$19,086		$(1,530,496)	$(1,511,410)	12/31/2020
Series Bella Chica	Bella Chica	$(11,270)		$(22,120)	$(33,390)	12/31/2020
Series Big Mel	Big Mel	$(5,703)		$0	$(5,703)	12/31/2020
Series Bullion	Bullion	$0		$0	$0	12/31/2020
Series Cairo Kiss	Cairo Kiss	$(14,702)		$0	$(14,702)	12/31/2020
Series Martita Sangrita 17	Carpe Vinum	$(3,287)		$0	$(3,287)	12/31/2020
Series Daddy Joy	Daddy’s Joy	$9,499		$(153)	$9,346	12/31/2020
Series De Mystique ‘17	Dancing Destroyer	$0		$0	$0	12/31/2020
Series Deep Cover	Deep Cover	$52,368		$0	$52,368	12/31/2020
Series The Filly Four	(i) Moonlight d’Oro, (ii) Joyful Addiction, (iii) LadyValentine, and (iv) Shared Empire	$209,736		$(186,507)	$23,229	12/31/2020
Series Keertana 18	American Heiress	$46,449		$(680)	$45,769	12/31/2020
Series Kiana's Love	Kiana’s Love	$(2,892)		$0	$(2,892)	12/31/2020
Series Kichiro	Kichiro	$(7,048)		$(7,810)	$(14,858)	12/31/2020
Series Lane Way	Lane Way	$18,332		$0	$18,332	12/31/2020
Series Lazy Daisy	Lazy Daisy	$(9,803)		$(97)	$(9,900)	12/31/2020
Series Madarnas	Madarnas	$0		$0	$0	12/31/2020
Series Major Implications	Major Implications	$0		$0	$0	12/31/2020
Series Miss Puzzle	Miss Puzzle	$1,053		$0	$1,053	12/31/2020
Series Mo Mischief	Mo Mischief	$37,076		$(384)	$36,692	12/31/2020
Series Moonless Sky	Moonless Sky	$0		$0	$0	12/31/2020
Series Night of Idiots	Night of Idiots	$0		$0	$0	12/31/2020
Series Nileist	Nileist	$0		$0	$0	12/31/2020
Series Noble Goddess	Noble of Goddess	$(10,635)		$0	$(10,635)	12/31/2020
Series NY Claiming Package	(i) Augusta Moon; and (ii) Hizaam	$0		$0	$0	12/31/2020
Series Palace Foal	Ocean Magic 18	$(6,171)		$0	$(6,171)	12/31/2020
Series Popular Demand	Popular Demand	$28,084		$(416)	$27,668	12/31/2020
Series Power Up Paynter	Power Up Paynter	$11,751		$0	$11,751	12/31/2020
Series Sauce on Side	Sauce on Side	$0		$0	$0	12/31/2020
Series Shake It Up Baby	Shake It Up Baby	$0		$0	$0	12/31/2020
Series Sigesmund	Sigesmund	$(19,444)		$(11,815)	$(31,259)	12/31/2020
Series Soul Beam	Soul Beam	$0		$0	$0	12/31/2020
Series Squared Straight	Squared Straight	$(13,885)		$0	$(13,885)	12/31/2020
Series Street Band	Street Band	$(288)		$0	$(288)	12/31/2020
Series Storm Shooter	Storm Shooter	$68,415		$(276)	$68,139	12/31/2020
Series Sunny 18	Solar Strike	$49,840		$(55)	$49,785	12/31/2020
Series Swiss Minister	Swiss Minister	$0		$0	$0	12/31/2020
Series Takeo Squared	Takeo Squared	$0		$0	$0	12/31/2020
Series Tavasco Road	Tavasco Road	$0		$0	$0	12/31/2020
Series Thirteen Stripes	Thirteen Stripes	$77,076		$(195,000)	$(117,924)	12/31/2020
Series Tizamagician	Tizamagician	$(10,616)		$0	$(10,616)	12/31/2020
Series Two Trail Sioux 17K	Two Trial Sioux 17K	$(2,904)		$0	$(2,904)	12/31/2020
Series Utalknboutpractice	Utalknboutpractice	$2,339		$(1,275)	$1,064	12/31/2020
Series Wayne O	Wayne O	$(8,177)	$		$(8,177)	12/31/2020
Series Vertical Threat	Vertical Threat	$7,787		$(357)	$7,430	12/31/2020
Series Zestful	Zestful	$0		$0	$0	12/31/2020
Total		$513,329		$(1,968,706)	$(1,455,377)

16

The cash reserves for Operating Expenses, including Upkeep Fees, for each Series are estimated to last through at least calendar year 2020 whether or not such Series generates revenues in 2020. The purchase price of such Underlying Assets typically includes such reserves for Operating Expenses through at least the calendar year 2020. In the Offerings, it is the intent of the Company to reserve Operating Expenses, including Upkeep Fees, at the outset of an offering sufficient to maintain the Underlying Asset without the need to raise additional capital for such series. The Company intends to rely on revenue generated from such Underlying Asset to provide ongoing working capital needed to fund the Operating Expenses of each such Series thereafter.

Series Interests

As of June 30, 2020, the Company received a total of $7,757,536 in exchange for series interests in various Underlying Assets (See our financial statements and “Note 5 – Members’ Equity/(Deficit)” for more detail):

Series-Series Name (Horse Name)	Underlying Asset	Units Offered	Units Tendered	Subscription Amount
Series-Amandrea	Amandrea	550	508	$149,860
Series-Amers	Amers	75	75	$10,500
Series-Two Trail Sioux 17	Annahilate	450	447	$134,100
Series-Authentic	Authentic	12500	3804	$783,624
Series-Bella Chica	Bella Chica	100	30	$11,400
Series-Big Mel	Big Mel	6000	6000	$726,000
Series-Bullion	Bullion	25	25	$11,750
Series-Cairo Kiss	Cairo Kiss	80	80	$44,400
Series-Martita Sangrita 17	Carpe Vinum	600	600	$192,000
Series-Daddy’s Joy	Daddy’s Joy	600	599	$107,820
Series-De Mystique ‘17	Dancing Destroyer	250	250	$35,000
Series-Deep Cover	Deep Cover	800	800	$176,000
Series-The Filly Four	(i) Moonlight d’Oro, (ii) Joyful Addiction, (iii) LadyValentine, and (iv) Shared Empire	8000	6781	$1,220,580
Series-Keertana 18	American Heiress	5100	5092	$509,200
Series-Kiana’s Love	Kiana’s Love	200	200	$24,000
Series-Kichiro	Kichiro	200	129	$16,770
Series-Lane Way	Lane Way	6000	6000	$540,000
Series-Lazy Daisy	Lazy Daisy	1250	1249	$143,635
Series-Madarnas	Madarnas	50	50	$9,294
Series-Major Implications	Major Implications	20	20	$4,600
Series-Miss Puzzle	Miss Puzzle	125	125	$31,250
Series-Mo Mischief	Mo Mischief	5100	5094	$382,050
Series-Moonless Sky	Moonless Sky	200	200	$22,000
Series-Night of Idiots	Night of Idiots	80	80	$20,000
Series-Nileist	Nileist	45	45	$23,850
Series-Noble of Goddess	Noble of Goddess	300	300	$33,000
Series-NY Claiming Package	(i) Augusta Moon; and (ii) Hizaam	510	510	$71,400
Series-Palace Foal	Ocean Magic 18	510	0	$0

17

Series-Popular Demand	Popular Demand	1020	1018	$248,392
Series-Power Up Paynter	Power Up Paynter	600	600	$114,000
Series-Sauce on Side	Sauce on Side	125	125	$30,000
Series-Shake It Up Baby	Shake It Up Baby	250	250	$32,500
Series-Sigesmund	Sigesmund	200	61	$6,100
Series-Soul Beam	Soul Beam	65	65	$39,650
Series-Squared Straight	Squared Straight	150	150	$40,500
Series-Street Band	Street Band	50	50	$61,500
Series-Storm Shooter	Storm Shooter	2000	1998	$323,676
Series-Sunny 18	Solar Strike	6000	5999	$389,935
Series-Swiss Minister	Swiss Minister	50	50	$14,000
Series-Takeo Squared	Takeo Squared	100	100	$27,000
Series-Tavasco Road	Tavasco Road	80	80	$18,400
Series-Thirteen Stripes	Thirteen Stripes	1000	0	$0
Series-Tizamagician	Tizamagician	600	600	$192,000
Series-Two Trial Sioux 17K	Two Trial Sioux 17K	1	1	$29,720
Series-Utalknboutpractice	Utalknboutpractice	100	95	$28,500
Series-Vertical Threat	Vertical Threat	600	598	$125,580
Series-Wayne O	Wayne O	6000	6000	$570,000
Series-Zestful	Zestful	100	100	$32,000
Total		68,811	57,033	$7,757,536

Advances From Manager

To fund its organizational and start-up activities as well as to advance funds on behalf of a series to purchase horse assets, the Manager has covered the expenses and costs of the Company and its series thus far on a non-interest-bearing extension of revolving credit. The Company will evaluate when is best to repay the Manager depending on operations and fundraising ability. In general, the Company will repay the Manager for funds extended to acquire horse assets from the series subscription proceeds (less the applicable management fee), as they are received.

Additionally, the Manager maintains cash reserves on behalf of each of the series of the Company to cover expenses of the series’ operations (See Note 4).

Related Party Transactions

The Company’s Manager has advanced funds to and holds cash reserves on behalf of various of the Company’s series funds. See Note 4 and Note 6 for further discussions. Additionally, the Manager maintains cash reserves on behalf of each of the series of the Company to cover expenses of the series’ operations.

18

In order to fund the Company’s activities as well as to advance funds on behalf of a Series in order to acquire an Underlying Asset prior to establishing and issuing securities in the Series for holding such Underlying Asset, the Company has borrowed a total of $8,097,660 as of June 30, 2020, from the Manager in the form of profit participation convertible promissory notes as follows:

Series Name	Principal Borrowed from Manager (1)
MRH Amers		$8,925
MRH Amandrea		$137,500
MRH Two Trail Sioux 17		$110,700
MRH Authentic		$2,200,000
MRH Big Mel		$618,000
MRH Bella Chica		$31,600
MRH Bullion		$6,000
MRH Cairo Kiss		$37,760
MRH Martita Sangrita 17		$163,200
MRH Daddy’s Joy		$91,800
MRH De Mystique ‘17		$30,238
MRH Deep Cover		$149,600
MRH Keertana 18		$433,500
MRH The Filly Four		$1,224,000	*
MRH Kiana's Love		$20,400
MRH Kichiro		$22,000
MRH Lane Way		$459,000
MRH Lazy Daisy		$121,250
MRH Madarnas		$14,850
MRH Major Implications		$3,900
MRH Miss Puzzle		$26,500
MRH Mo Mischief		$326,400
MRH Moonless Sky		$18,700
MRH Night of Idiots		$16,960
MRH Nileist		$20,250
MRH Noble Goddess		$28,300
MRH New York Claiming Package		$64,260
MRH Palace Foal	$	**
MRH Popular Demand		$212,160
MRH Power Up Paynter		$96,600
MRH Sauce on Side		$25,500
MRH Shake It Up Baby		$27,625
MRH Sigesmund		$17,000
MRH Soul Beam		$33,703
MRH Squared Straight		$34,350
MRH Street Band		$52,250
MRH Sunny 18		$330,000
MRH Storm Shooter		$276,000
MRH Swiss Minister		$11,900
MRH Takeo Squared		$22,900
MRH Tavasco Road		$15,600
MRH Thirteen Stripes		$195,000
MRH Tizamagician		$173,745
MRH Two Trial Sioux 17K		$28,234
MRH Utalknboutpractice		$25,500
MRH Vertical Threat		$106,800
MRH Zestful		$27,200
Total		$8,097,660

19

(1) The Company converted an advance from founders outstanding as of December 31, 2017 to equity in the Company to ease the cash flow burden to the Company during 2018.

*As of June 30, 2020, the Company owes $534,920.00 to Spendthrift in connection with Series The Filly Four.

** The Company acquired the horse asset in the MRH Palace Foal series via a $15,606 convertible profit participating loan from Michael Behrens, a principal of the Manager of the Company. The convertible profit participating loan bears a 2.38 percent per annum interest rate and is due either when the MRH Palace Foal series is fully subscribed or converted into the unsold units of the MRH Palace Foal. During the time the convertible profit participating loan is outstanding, the underlying cash flow of the MRH Palace Foal series accrues to the loan holder.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

Trend Information

The Company’s main focus over the next twelve months is to continue to launch subsequent Offerings of Series Interests. As of June 30, 2020, we closed 30 Offerings. The table below shows the launched and closed Offerings as of June 30, 2020:

	# of Offerings Launched	# of Offerings Closed	# Qualified but not launched
As of June 30, 2020	43	30	1

(1) data represents number of Offerings for Series Interests of each state of offering process in the given period.

(2) offerings launched as of June 30, 2020 either through (i) a California intra state permit or (ii) Rule 506(c).

The Company plans to launch approximately 50 to 100 additional offerings in the next twelve months, as of the date of this filing, including offerings for increasingly higher value underlying assets.  The proceeds from any offerings closed during the next twelve months will be used to acquire additional race horses. We believe that launching a larger number of offerings in 2020-2021 and beyond will help us from a number of perspectives:

1) Continue to grow the user base on the Platform by attracting more Investors into our ecosystem.

2) Enable the Company to reduce operating expenses for each series, as we negotiate better contracts for training, upkeep, insurance and other operating expenses with a larger collection of underlying assets.

3) Attract a larger community of Horse Sellers with high quality underlying assets to the Platform who may view us as a more efficient method of transacting than the traditional syndication processes.

20

In addition to more offerings, we also intend to continue to develop Membership Experience Programs, which allow Investors to enjoy the collection of racehorses acquired and managed by the Company through events, race day visits and other programs. The initial testing of such Membership Experience Programs commenced in early 2019, and $53,526.80 have been generated by such programs at the date of this filing. We expect to develop additional Membership Experience Programs throughout the remainder of 2020 and beyond. We believe that expanding the Membership Experience Programs in 2020-2021 and beyond will help us from a number of perspectives:

1) Serve as an additional avenue to attract users to the Platform and to engage the existing users and Investors.

2) Start to generate revenues for the series from the underlying assets used in the Membership Experience Programs, which we anticipate will enable the underlying assets to generate revenues for the series to cover, in whole or in part, the ongoing post-closing operating expenses.

We do not anticipate generating enough revenues in fiscal year 2020 from Membership Experience Programs, or otherwise, to cover all the operating expenses for any of the existing Series, or any other series of interests for which offerings closed in fiscal year 2020.

Outside of the trends mentioned above, we believe that the Company is also dependent on the general economic environment and investing climate, the horse racing industry at large (including ongoing concerns of horse safety), in particular in the United States. In addition, since we are reliant on our Manager to support the Company and the Series, we are dependent on the general fundraising environment and our Manager’s continued ability to raise capital.

Off-Balance Sheet Arrangements

As of June 30, 2020, we did not have any off-balance sheet arrangements.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgement in the application of accounting policies, including making estimates and assumptions. These assumptions will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies” to our financial statements included in this Semiannual Report for more discussion of our accounting policies and procedures.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

21

Item 3. Financial Statements

Index to Financial Statements

Unaudited Financial Statements as of June 30, 2020, and December 31, 2019, and for the Six-Month Periods Ended June 30, 2020, and 2019

22

MY RACEHORSE CA LLC

BALANCE SHEETS (UNAUDITED)

As of June 30, 2020, and December 31, 2019

	30-Jun-20	31-Dec-19

ASSETS
Current Assets:
Cash and cash equivalents	$–	$–
Accounts receivable	0	3,770
Horse reserve funds receivable from Manager (see Note 4)	513,329	446,900
Prepaid expense	360,659	70,215
Total Current Assets	873,988	520,885

Non-Current Assets:
Horse assets, net of accumulated depreciation (see Note 2)	5,879,928	2,990,695
Total Non-Current Assets	5,879,928	2,990,695

TOTAL ASSETS	$6,753,916	$3,511,580

LIABILITIES AND MEMBERS' EQUITY
Liabilities:
Current Liabilities:
Acquisition advances payable to Manager (see Note 4)	$1,968,706	$1,724,852
Accrued Expense	19,988	–
Interest payable	16,071	23
Total Current Liabilities	2,004,765	1,724,875

Long-term Liabilities:
Long-term debt	550,526	15,606
Total Long-term Liabilities	550,526	15,606

Total Liabilities	2,555,291	1,740,481

Members' Equity:
Membership in My Racehorse CA, LLC	11,843	11,843
Subscriptions in series, net of distributions (See Note 5)	7,518,352	3,216,968
Accumulated deficit	(3,331,571)	(1,457,712)
Total Members' Equity	4,198,624	1,771,099

TOTAL LIABILITIES AND MEMBERS' EQUITY	$6,753,916	$3,511,580

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

F-1

MY RACEHORSE CA LLC

STATEMENTS OF OPERATIONS (UNAUDITED)

For the Six-Month Periods Ended June 30, 2020, and 2019

	30-Jun-20	30-Jun-19

Revenues	$178,786	$43,196
Cost of revenues	(486,071)	(162,532)
Gross profit/(loss)	(307,285)	(119,336)

Operating Expenses
Management charges	663,536	45,623
General and administrative	48,043	30,682
Sales and marketing
Depreciation	781,537	70,442
Total Operating Expenses	1,493,116	146,747

Loss from operations	(1,800,401)	(266,083)

Other Income/(Expense):
Gain/(loss) on disposition of horse	(38,503)	(50,877)
Interest expense	(16,048)	(185)
Total Other Income	(54,551)	(51,062)

Provision for income taxes	(18,906)	–

Net loss	$(1,873,859)	$(317,145)

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included

F-2

MY RACEHORSE CA LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT) (UNAUDITED)

For the Six-Month Period Ended June 30, 2020, and for the Year Ended December 31, 2019

	Membership in My Racehorse CA LLC	Subscriptions in Series	Accumulated Deficit	Total Members' Equity

Balance at January 1, 2019	$11,843	$339,577	$(169,365)	$182,055

Conversion of advances from founders to equity	–	–	–	–
Subscriptions received in horse series	–	3,032,135	–	3,032,135
Distributions from horse series	–	(154,744)	–	(154,744)
Contribution by manager	–	–	–	–
Net loss	–	–	(1,288,347)	(1,288,347)
Balance at December 31, 2019	11,843	3,216,968	(1,457,712)	1,771,099

Subscriptions received in horse series	–	4,371,217	–	4,371,217
Distributions from horse series	–	(69,833)	–	(69,833)
Net loss	–	–	(1,873,859)	(1,873,859)
Balance at June 2020	$11,843	$7,518,352	$(3,331,571)	$4,198,624

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

F-3

MY RACEHORSE CA LLC

STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Six-Month Periods Ended June 30, 2020, and 2019

	30-Jun-20	30-Jun-19
Cash Flows From Operating Activities
Net Loss	$(1,873,859)	$(317,145)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	781,537	70,442
Loss on horse retirements	38,503	50,877
Changes in operating assets and liabilities:
Change in accrued expense	19,988	–
Change in accrued interest payable	16,048	185
Change in accounts receivables	3,770	–
Change in prepaid expense	(290,444)	–
Net Cash Used In Operating Activities	(1,304,456)	(195,641)
Cash Flows From Investing Activities
Purchase of horse assets	(3,753,205)	(651,986)
Proceeds from horse disposition	43,931	0
Net Cash Used In Investing Activities	(3,709,274)	(651,986)

Cash Flows From Financing Activities
Subscriptions received in horse series	4,371,217	298,120
Distributions from horse series	(69,833)	(22,467)
Proceeds of Long Term Notes	534,920	0
Net increase in amount due to Manager	177,426.00	571,974
Net Cash Provided by Financing Activities	5,013,730	847,627

Net Change In Cash	(0)	–
Cash at Beginning of Period	–	–
Cash at End of Period	$–	$–

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$–	$–
Cash paid for income taxes	$18,906	$–

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

F-4

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2020, and December 31, 2019, and for the Six-Month Periods Ended June 30, 2020, and 2019

NOTE 1: NATURE OF OPERATIONS

My Racehorse CA LLC d/b/a MyRaceHorse.com (the “Company”) is an early-stage series limited liability company established by the manager, Experiential Squared, Inc. (the “Manager”), to acquire, train and race thoroughbred, quarter and Standardbred horses through underlying Series of the Company. The Company aims to democratize the ownership of racehorses through a self-developed web-based platform and allow fans to experience racehorse ownership by owning portions of the Series with other like-minded fans. The Company is headquartered in Claremont, CA. The Company was formed in 2016.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2020, the Company had no cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of June 30, 2020, the Company had allowances against its accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years. Horse assets are depreciated using the straight-line method over 36 months with no estimated salvage value. A horse is treated as placed in service upon its acquisition by the Company.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of June 30, 2020, and December 31, 2019, the Company has $7,320,135, and $3,584,304, respectively recorded, at cost, in horse assets.

F-5

As of June 30, 2020, property and equipment consisted of the following:

Series Name	Horse Asset plus Acquisition Costs	Less: Depreciation through 6/30/20	Total
MRH Amandrea	$115,500	$-32,083	$83,417
MRH Amers	$6,000	$-6,000	$0
MRH Annihilate	$74,250	$-28,875	$45,375
MRH Authentic	$1,915,407	$-26,603	$1,888,804
MRH Bella Chica	$25,000	$-12,500	$12,500
MRH Big Mel	$581,925	$-135,022	$446,903
MRH Bullion	$6,000	$-6,000	$0
MRH Cairo Kiss	$27,800	$-19,306	$8,494
MRH Carpe Vinum	$129,300	$-47,958	$81,342
MRH Utalknboutpractice	$11,970	$-6,983	$4,987
MRH Daddy’s Joy	$48,000	$-18,665	$29,335
MRH Dancing Destroyer	$17,238	$-17,238	$0
MRH Deep Cover	$80,000	$-7,670	$72,330
MRH Filly Four	$1,426,452	$-305,105	$1,121,347
MRH Keertana 18	$344,250	$-91,163	$253,087
MRH Kiana's Love	$10,600	$-5,300	$5,300
MRH Kichiro	$15,500	$-6,458	$9,042
MRH Lane Way	$392,931	$-54,499	$338,432
MRH Lazy Daisy	$123,188	$-31,250	$91,938
MRH Madarnas	$10,000	$-10,000	$0
MRH Major Implications	$2,500	$-2,500	$0
MRH Miss Puzzle	$13,730	$-6,685	$7,045
MRH Mo Mischief	$255,000	$-24,449	$230,551
MRH Moonless Sky	$12,000	$-12,000	$0
MRH Night of Idiots	$8,740	$-8,740	$0
MRH Nileist	$11,700	$-11,700	$0
MRH Noble Goddess	$18,000	$-9,333	$8,667
MRH New York Claiming Package	$36,236	$-36,236	$0
MRH Ocean Magic 18	$15,606	$-8,237	$7,369
MRH Popular Demand	$161,953	$-5,950	$156,003
MRH Power Up Paynter	$60,000	$-21,667	$38,333
MRH Sauce on Side	$15,000	$-15,000	$0
MRH Shake It Up Baby	$11,000	$-11,000	$0
MRH Sigesmund	$10,000	$-6,944	$3,056
MRH Soul Beam	$23,075	$-23,075	$0
MRH Squared Straight	$22,500	$-13,125	$9,375
MRH Street Band	$45,000	$-16,250	$28,750
MRH Storm Shooter	$180,000	$-3,667	$176,333
MRH Sunny 18	$244,339	$-51,383	$192,956
MRH Swiss Minister	$7,500	$-7,500	$0
MRH Takeo Squared	$15,000	$-15,000	$0
MRH Tavasco Road	$10,000	$-10,000	$0
MRH Thirteen Stripes	$100,000	$-1,865	$98,135
MRH Tizamagician	$121,545	$-47,268	$74,277
MRH Two Trial Sioux 17K	$24,750	$-9,625	$15,125
MRH Vertical Threat	$64,650	$-23,333	$41,317
MRH Wayne O	$450,000	$-150,000	$300,000
MRH Zestful	$19,000	$-19,000	$0
Total	$7,320,135	$-1,440,208	$5,879,928

F-6

Depreciation totaled $1,440,208 and $162,232 as of June 30, 2020 and 2019, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue for the Company is generally comprised of horse winnings within the series or hospitality revenue. The Company recognizes race winnings net of track expense deductions.

Costs of Revenues

Costs of revenues include horse related expenses such as insurance, photography, stables and training, transportation and veterinary.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code (IRC), all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns. However, the Company has elected, in accordance with IRC, to treat each of the individual series as separate subchapter c corporations for tax purposes. No tax provision has been recorded for any series through the balance sheet date as each is in a taxable loss position and no future tax benefits can be reasonably anticipated.

F-7

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits nor significant revenues since inception, has sustained a net loss of $1,873,859 during the six-month period ended June 30, 2020, is dependent upon its manager for financing its operations, and has a working capital deficit of $317,145 as of June 30, 2019.

The Company has shown for the past 3 years that it is able to secure all funding required to grow and scale its business by raising capital for each of the 30 or more series listed on its platform as well as continued extension of credit from the Company’s manager. The manager of the Company remains able and willing to facilitate the growth of the Company and is fully committed to the growth and success of the Company.

These factors alleviate concerns that the Company has substantial doubt as to whether it can continue as a growing concern starting in the third quarter of 2019.

NOTE 4: ADVANCES FROM MANAGER

To fund its organizational and start-up activities as well as to advance funds on behalf of a series to purchase horse assets, the Manager has covered the expenses and costs of the Company and its series thus far on a non-interest-bearing extension of revolving credit. The Company will evaluate when is best to repay the Manager depending on operations and fundraising ability. In general, the Company will repay the Manager for funds extended to acquire horse assets from the series subscription proceeds (less the applicable management fee), as they are received.

Additionally, the Manager maintains cash reserves on behalf of each of the series of the Company to cover expenses of the series’ operations.

F-8

In the table below, the Company outlines the positions of borrowings and amounts owed to it by the Manager:

Series-Series Name	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)		Net amount owed to/(by) Series
Series Amandrea	$(3,285)		$(10,500)	$(13,785)
Series Amers	$0	$		$0
Series Annahilate	$4,548		$(765)	$3,783
Series Authentic	$19,086		$(1,530,496)	$(1,511,410)
Series Bella Chica	$(11,270)		$(22,120)	$(33,390)
Series Big Mel	$(5,703)		$0	$(5,703)
Series Bullion	$0		$0	$0
Series Cairo Kiss	$(14,702)		$0	$(14,702)
Series Carpe Vinum	$(3,287)		$0	$(3,287)
Series Daddy Joy	$9,499		$(153)	$9,346
Series Dancing Destroyer	$0		$0	$0
Series Deep Cover	$52,368		$0	$52,368
Series Filly Four	$209,736		$(186,507)	$23,229
Series Keertana 18	$46,449		$(680)	$45,769
Series Kiana's Love	$(2,892)		$0	$(2,892)
Series Kichiro	$(7,048)		$(7,810)	$(14,858)
Series Lane Way	$18,332		$0	$18,332
Series Lazy Daisy	$(9,803)		$(97)	$(9,900)
Series Madarnas	$0		$0	$0
Series Major Implications	$0		$0	$0
Series Miss Puzzle	$1,053		$0	$1,053
Series Mo Mischief	$37,076		$(384)	$36,692
Series Moonless Sky	$0		$0	$0
Series Night of Idiots	$0		$0	$0
Series Nileist	$0		$0	$0
Series Noble Goddess	$(10,635)		$0	$(10,635)
Series NY Claiming Package	$0		$0	$0
Series Ocean Magic 18	$(6,171)		$0	$(6,171)
Series Popular Demand	$28,084		$(416)	$27,668
Series Power Up Paynter	$11,751		$0	$11,751
Series Sauce on Side	$0		$0	$0
Series Shake It Up Baby	$0		$0	$0
Series Sigesmund	$(19,444)		$(11,815)	$(31,259)
Series Soul Beam	$0		$0	$0
Series Squared Straight	$(13,885)		$0	$(13,885)
Series Street Band	$(288)		$0	$(288)
Series Storm Shooter	$68,415		$(276)	$68,139
Series Sunny 18	$49,840		$(55)	$49,785
Series Swiss Minister	$0		$0	$0
Series Takeo Squared	$0		$0	$0
Series Tavasco Road	$0		$0	$0
Series Thirteen Stripes	$77,076		$(195,000)	$(117,924)
Series TizaMagician	$(10,616)		$0	$(10,616)
Series Two Trail Sioux 17K	$(2,904)		$0	$(2,904)
Series Utalknboutpractice	$2,339		$(1,275)	$1,064
Series Wayne O	$(8,177)	$		$(8,177)
Series Vertical Threat	$7,787		$(357)	$7,430
Series Zestful	$0		$0	$0
Total	$513,329		$(1,968,706)	$(1,455,377)

F-9

NOTE 5: MEMBERS’ EQUITY/(DEFICIT)

Series Subscriptions

The Company has received membership subscriptions for the following Series as of June 30, 2020.

Series Name	Units Offered	Units Tendered	Subscription Amount
MRH Amandrea	550	508	$149,860
MRH Amers	75	75	$10,500
MRH Annahilate	450	447	$134,100
MRH Authentic	12500	3804	$783,624
MRH Bella Chica	100	30	$11,400
MRH Big Mel	6000	6000	$726,000
MRH Bullion	25	25	$11,750
MRH Cairo Kiss	80	80	$44,400
MRH Carpe Vinum	600	600	$192,000
MRH Daddy's Joy	600	599	$107,820
MRH Dancing Destroyer	250	250	$35,000
MRH Deep Cover	800	800	$176,000
Filly Four	8000	6781	$1,220,580
MRH Keertana 18	5100	5092	$509,200
MRH Kiana's Love	200	200	$24,000
MRH Kichiro	200	129	$16,770
MRH Madarnas	50	50	$9,294
MRH Lane Way	6000	6000	$540,000
MRH Lazy Daisy	1250	1249	$143,635
MRH Major Implications	20	20	$4,600
MRH Miss Puzzle	125	125	$31,250
MRH Mo Mischief	5100	5094	$382,050
MRH Moonless Sky	200	200	$22,000
MRH Night of Idiots	80	80	$20,000
MRH Nileist	45	45	$23,850
MRH Noble Goddess	300	300	$33,000
NYC Claiming Package	510	510	$71,400
MRH Ocean Magic	510	0	$0
MRH Popular Demand	1020	1018	$248,392
MRH Power Up Paynter	600	600	$114,000
MRH Sauce On Side	125	125	$30,000
MRH Shake It Up Baby	250	250	$32,500
MRH Sigesmund	200	61	$6,100
MRH Soul Beam	65	65	$39,650
MRH Squared Straight	150	150	$40,500
MRH Street Band	50	50	$61,500
MRH Storm Shooter	2000	1998	$323,676
MRH Sunny 18	6000	5999	$389,935
MRH Swiss Minister	50	50	$14,000
MRH Takeo Squared	100	100	$27,000
MRH Tavasco Road	80	80	$18,400
MRH Thirteen Stripes	1000	0	$0
MRH Tizamagician	600	600	$192,000
MRH Two Trail Sioux 17K	1	1	$29,720
MRH Utalknboutpractice	100	95	$28,500
MRH Vertical Threat	600	598	$125,580
MRH Wayne O	6000	6000	$570,000
MRH Zestful	100	100	$32,000
Total	68,811	57,033	$7,757,536
Distributions to Date			$(239,184)
Total			$7,518,352

F-10

The members of each of the Company’s series have certain rights with respect to the membership series they are subscribed to. Each series generally holds a single horse asset. A series member is entitled to their pro rata share of the net profits derived from the horse asset held in that series after deduction of expense allocations and direct expenses attributable to the underlying horse asset, based on their percentage of the total outstanding membership interests in that series.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company converted an advance from founders outstanding as of December 31, 2017 to equity in the Company to ease the cash flow burden to the Company during 2018.

The Company’s Manager has advanced funds to and holds cash reserves on behalf of various of the Company’s series funds.. See Note 4 for further discussions. Additionally, the Manager maintains cash reserves on behalf of each of the series of the Company to cover expenses of the series’ operations.

The Company acquired the horse asset in the MRH Palace Foal series via a $15,606 convertible profit participating loan from Michael Behrens, a principal of the Manager of the Company. The convertible profit participating loan bears a 2.38 percent per annum interest rate and is due either when the MRH Palace Foal series is fully subscribed or converted into the unsold units of the MRH Palace Foal. During the time the convertible profit participating loan is outstanding, the underlying cash flow of the MRH Palace Foal series accrues to the loan holder.

The Company acquired the horse assets in the MRH The Filly Four with a 30% deferred loan of $534,920 convertible profit participating loan from Spendthrift, a majority shareholder of the Manager of the Company. The convertible profit participating loan bears a 5 percent per annum interest rate and is due either when the MRH The Filly Four is sold. During the time the convertible profit participating loan is outstanding, the underlying cash flow of the MRH The Filly Four series accrues to the loan holder. As of June 30, 2020, the Company has accrued $16,048 in interest expense.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

F-11

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

Long-Term Debt

The Company acquired the horse asset in the MRH Palace Foal series via a $15,606 convertible profit participating loan from Michael Behrens, a principal of the Manager of the Company. The convertible profit participating loan bears a 2.38 percent per annum interest rate is due either when the MRH Palace Foal series is fully subscribed or converted into the unsold units of the MRH Palace Foal. During the time the convertible profit participating loan is outstanding, the underlying cash flow of the MRH Palace Foal series accrues to the loan holder.

The Company acquired the horse asset in the MRH The Filly Four with a 30% deferred loan of $534,920 convertible profit participating loan from Spendthrift, a majority shareholder of the Manager of the Company. The convertible profit participating loan bears a 5 percent per annum interest rate and is due either when the MRH The Filly Four is sold. During the time the convertible profit participating loan is outstanding, the underlying cash flow of the MRH The Filly Four series accrues to the loan holder. As of June 30, 2020, the Company has accrued $16,048 in interest expense.

NOTE 9: SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is planning to continue to raise capital through the issuance of securities exempt from registration under Regulation A in 2020-2021.

Annahilate

On July 15, 2020, the Company filed a Form 1-U with the Commission to disclose that on July 9, 2020, Annahilate, the 2017 Colt that was the Underlying Asset for Series Two Trail Sioux 17, suffered a fracture to his lateral sesamoid in his front left limb after a workout. Although this injury is not life threatening, the nature of this injury is career ending. The location and composition of the sesamoids make them vulnerable to injuries, and these injuries in horses can be difficult to repair. Ultimately, this Series Two Trail Sioux 17 will no longer be able to generate revenue, as Annahilate will need to be retired from racing.

Authentic

On July 20, 2020, the Company filed a Form 1-U with the Commission to disclose that on July 18, 2020, Authentic, the 2017 Colt that is the Underlying Horse for Series Authentic, raced in the 2020 Haskell Stakes - Grade 1 race and finished in first place (the “2020 Haskell”).

As a result of winning the 2020 Haskell, Authentic:

1)	earned Seventy Five Thousand Dollars ($75,000) in gross revenue (the “Race Proceeds”); and
2)	triggered a Three Hundred Thirty Seven Thousand Five Hundred Dollars ($337,500) bonus payment (the “Bonus”) that the Company will have to pay to Spendthrift Farm, LLC (the “Horse Seller”) pursuant to Section 4 of the Equine Co-Ownership and Acquisition Agreement, dated as of June 8, 2020, by and between the parties

The Bonus will be paid to Spendthrift Farm, LLC from the Company’s share of any revenues generated by future stallion proceeds after Authentic is retired from racing.

F-12

Solar Strike

On July 29, 2020, the Company filed a Form 1-U with the Commission to disclose that on July 27, 2020, the Company and Spendthrift Farm, LLC, upon the recommendation of Solar Strike’s training staff, mutually agreed to geld Solar Strike, the 2018 Colt that is the Underlying Asset for Series Sunny 18, after Solar Strike threw riders on multiple occasions. Solar Strike was gelded for the safety of the horse, its rider, and training staff. Although Solar Strike was gelded, and thus, no longer able to breed, the Company intends to keep training Solar Strike so that it may participate in a race when ready.

Management’s Evaluation

Management has evaluated subsequent events through September 30, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements other than as set forth above.

F-13

Item 4. Exhibits

Exhibit 2.1	Articles of Organization (1)
Exhibit 2.2	Amended and Restated Series Limited Liability Company Agreement (2)
Exhibit 3.1	Series Agreement for Series Palace Foal (1)
Exhibit 3.2	Series Agreement for Series De Mystique ‘17 (3)
Exhibit 3.3	Series Agreement for Martita Sangrita 17(4)
Exhibit 3.4	Series Agreement for Daddy’s Joy(4)
Exhibit 3.5	Series Agreement for Vertical Threat (4)
Exhibit 3.6	Series Agreement for Shake it Up Baby(4)
Exhibit 3.7	Series Agreement for Tizamagician (4)
Exhibit 3.8	Series Agreement for Power Up Paynter (5)
Exhibit 3.9	Series Agreement for Two Trail Sioux 17 (5)
Exhibit 3.10	Series Agreement for Wayne O (5)
Exhibit 3.11	Series Agreement for Big Mel(6)
Exhibit 3.12	Series Agreement for Series Amandrea (7)
Exhibit 3.13	Series Agreement for Series Keertana 18 (7)
Exhibit 3.14	Series Agreement for Series Sunny 18 (7)
Exhibit 3.15	Series Agreement for Series Lazy Daisy (7)
Exhibit 3.16	Series Agreement for Series New York Claiming Package (8)
Exhibit 3.17	Series Agreement for Series The Filly Four (8)
Exhibit 3.18	Series Agreement for Series Lane Way (9)
Exhibit 3.19	Series Agreement for Series Mo Mischief (10)
Exhibit 3.20	Series Agreement for Series Deep Cover (10)
Exhibit 3.21	Series Agreement for Series Popular Demand (11)
Exhibit 3.22	Series Agreement for Series Authentic (12)
Exhibit 3.23	Series Agreement for Series Storm Shooter (12)
Exhibit 3.24	Series Agreement for Series Thirteen Stripes (13)
Exhibit 3.25	Series Agreement for Series Naismith (14)
Exhibit 3.26	Series Agreement for Series NY Exacta (14)

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Exhibit 4.1	Form of Subscription Agreement (1)
Exhibit 6.1	Management Services Agreement by and between My Racehorse CA LLC and Experiential Squared, Inc. (1)
Exhibit 6.2	Equine Co-Ownership and Acquisition Agreement for Palace Foal (1)
Exhibit 6.3	Profit Participation Convertible Promissory Note for Palace Foal (1)
Exhibit 6.4	Equine Co-Ownership and Acquisition Agreement for De Mystique ‘17 (3)
Exhibit 6.5	Profit Participation Convertible Promissory Note for De Mystique ‘17 (3)
Exhibit 6.6	Equine Co-Ownership and Acquisition Agreement for Martita Sangrita 17 (4)
Exhibit 6.7	Profit Participation Convertible Promissory Note for Martita Sangrita 17 (4)
Exhibit 6.8	Equine Co-Ownership and Acquisition Agreement for Daddy’s Joy (4)
Exhibit 6.9	Profit Participation Convertible Promissory Note for Daddy’s Joy (4)
Exhibit 6.10	Equine Co-Ownership and Acquisition Agreement for Vertical Threat (4)
Exhibit 6.11	Profit Participation Convertible Promissory Note for Vertical Threat (4)
Exhibit 6.12	Equine Co-Ownership and Acquisition Agreement for Shake it Up Baby (4)
Exhibit 6.13	Profit Participation Convertible Promissory Note for Shake it Up Baby (4)
Exhibit 6.14	Equine Co-Ownership and Acquisition Agreement for Tizamagician (4)
Exhibit 6.15	Profit Participation Convertible Promissory Note for Tizamagician (4)
Exhibit 6.16	Equine Co-Ownership and Acquisition Agreement for Power Up Paynter (5)
Exhibit 6.17	Profit Participation Convertible Promissory Note for Power Up Paynter (5)
Exhibit 6.18	Equine Co-Ownership and Acquisition Agreement for Two Trail Sioux 17 (5)
Exhibit 6.19	Profit Participation Convertible Promissory Note for Two Trail Sioux 17 (5)
Exhibit 6.20	Equine Co-Ownership and Acquisition Agreement for Wayne O (5)
Exhibit 6.21	Profit Participation Convertible Promissory Note for Wayne O (5)
Exhibit 6.22	Equine Co-Ownership and Acquisition Agreement for Big Mel (6)
Exhibit 6.23	Profit Participation Convertible Promissory Note for Big Mel (6)
Exhibit 6.24	Equine Co-Ownership and Acquisition Agreement for Amandrea (7)
Exhibit 6.25	Profit Participation Convertible Promissory Note for Amandrea (7)
Exhibit 6.26	Equine Co-Ownership and Acquisition Agreement for Keertana 18 (7)
Exhibit 6.27	Profit Participation Convertible Promissory Note for Keertana 18 (7)
Exhibit 6.28	Equine Co-Ownership and Acquisition Agreement for Sunny 18 (7)
Exhibit 6.29	Profit Participation Convertible Promissory Note for Sunny 18 (7)
Exhibit 6.30	Equine Co-Ownership and Acquisition Agreement for Lazy Daisy (7)
Exhibit 6.31	Profit Participation Convertible Promissory Note for Lazy Daisy (7)
Exhibit 6.32	Equine Co-Ownership and Acquisition Agreement for Augusta Moon (8)
Exhibit 6.33	Profit Participation Convertible Promissory Note for Augusta Moon (8)
Exhibit 6.34	Equine Co-Ownership and Acquisition Agreement for Hizaam (8)
Exhibit 6.35	Profit Participation Convertible Promissory Note for Hizaam (8)
Exhibit 6.36	Equine Co-Ownership and Acquisition Agreement for Venetian Sonata 18 (8)
Exhibit 6.37	Profit Participation Convertible Promissory Note for Venetian Sonata 18 (8)
Exhibit 6.38	Equine Co-Ownership and Acquisition Agreement for My Sweet Addiction 18 (8)
Exhibit 6.39	Profit Participation Convertible Promissory Note for My Sweet Addiction 18 (8)
Exhibit 6.40	Equine Co-Ownership and Acquisition Agreement for My Lady Lauren 18 (8)
Exhibit 6.41	Profit Participation Convertible Promissory Note for My Lady Lauren 18 (8)

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Exhibit 6.42	Equine Co-Ownership and Acquisition Agreement for Sapucai 18 (8)
Exhibit 6.43	Profit Participation Convertible Promissory Note for Sapucai 18 (8)
Exhibit 6.44	Equine Co-Ownership and Acquisition Agreement for Lane Way (9)
Exhibit 6.45	Profit Participation Convertible Promissory Note for Lane Way (9)
Exhibit 6.46	Equine Co-Ownership and Acquisition Agreement for Mo Mischief (10)
Exhibit 6.47	Profit Participation Convertible Promissory Note for Mo Mischief (10)
Exhibit 6.48	Equine Co-Ownership and Acquisition Agreement for Deep Cover (10)
Exhibit 6.49	Profit Participation Convertible Promissory Note for Deep Cover (10)
Exhibit 6.50	Equine Co-Ownership and Acquisition Agreement for Additional 9% Interest in Big Mel (10)
Exhibit 6.51	Equine Co-Ownership and Acquisition Agreement for Additional 9% Interest in Solar Strike (10)
Exhibit 6.52	Equine Co-Ownership and Acquisition Agreement for Popular Demand (11)
Exhibit 6.53	Profit Participation Convertible Promissory Note for Popular Demand (11)
Exhibit 6.54	Equine Co-Ownership and Acquisition Agreement for Authentic (12)
Exhibit 6.55	Profit Participation Convertible Promissory Note for Authentic (12)
Exhibit 6.56	Profit Participation Convertible Promissory Note for Storm Shooter (12)
Exhibit 6.57	Profit Participation Convertible Promissory Note for Thirteen Stripes (13)
Exhibit 6.58	Profit Participation Convertible Promissory Note for Naismith (14)
Exhibit 6.59	Profit Participation Convertible Promissory Note for NY Exacta (14)
Exhibit 6.60	Broker-Dealer Agreement by and between My Racehorse CA LLC and Dalmore Group, LLC (13)

(1)	Filed with the Company’s Form 1-A dated September 10, 2018 and incorporated by reference herein.
(2)	Filed with the Company’s Amendment No. 1 to Form 1-A dated November 20, 2018 and incorporated by reference herein.
(3)	Filed with the Company’s Post-Qualification Amendment No. 1 to Form 1-A dated April 18, 2019 and incorporated by reference herein.
(4)	Filed with the Company’s Post-Qualification Amendment No. 3 to Form 1-A dated June 25, 2019 and incorporated by reference herein.
(5)	Filed with the Company’s Post-Qualification Amendment No. 4 to Form 1-A dated July 19, 2019 and incorporated by reference herein.
(6)	Filed with the Company’s Post Qualification Amendment No. 5 to Form 1-A dated August 28, 2019 and incorporated by reference herein.
(7)	Filed with the Company’s Post Qualification Amendment No. 6 to Form 1-A dated October 3, 2019 and incorporated by reference herein.
(8)	Filed with the Company’s Post Qualification Amendment No. 7 to Form 1-A dated December 6, 2019 and incorporated by reference herein.
(9)	Filed with the Company’s Post Qualification Amendment No. 8 to Form 1-A dated February 7, 2020 and incorporated by reference herein.
(10)	Filed with the Company’s Post Qualification Amendment No. 9 to Form 1-A dated April 7, 2020 and incorporated by reference herein.
(11)	Filed with the Company’s Post Qualification Amendment No. 11 to Form 1-A dated May 29, 2020 and incorporated by reference herein.
(12)	Filed with the Company’s Post Qualification Amendment No. 12 to Form 1-A dated June 12, 2020 and incorporated by reference herein.
(13)	Filed with the Company’s Post Qualification Amendment No. 13 to Form 1-A dated July 15, 2020 and incorporated by reference herein.
(14)	Filed with the Company’s Post Qualification Amendment No. 14 to Form 1-A dated July 31, 2020 and incorporated by reference herein.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2020	MY RACEHORSE CA LLC

By: Experiential Squared, Inc., its Manager

By: /s/ Michael Behrens
Name: Michael Behrens
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Behrens Name: Michael Behrens	Chief Executive Officer, Chief Financial Officer, and Secretary of Experiential Squared, Inc. (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)	September 30, 2020
MY RACEHORSE CA LLC By: /s/ Michael Behrens Name: Michael Behrens Title: Chief Executive Officer	Manager	September 30, 2020

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